Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 16

DATED JUNE 15, 2007

TO THE PROSPECTUS DATED DECEMBER 8, 2006

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 16 supplements our prospectus dated December 8, 2006, as previously supplemented by Supplement No. 6 dated March 8, 2007 and Supplement No. 15 dated June 5, 2007.  This supplement updates, modifies or supersedes certain information in the prospectus sections entitled “Prospectus Summary,” “Business and Policies,” “Description of Real Estate Assets,” “Summary of Our Organizational Documents” and “Plan of Distribution” as described below.  You should read this Supplement No. 16 together with our prospectus dated December 8, 2006 and each of the foregoing supplements thereto.

Prospectus Summary

Our Sponsor, Business Manager, Dealer Manager, Property Managers and The Inland Group, Inc.

This subsection, which starts on page 2 in the “Prospectus Summary” section of the prospectus, is supplemented as follows:

Our board of directors is responsible for overseeing our business.  Our board, including a majority of our independent directors, must approve certain actions.  Those matters are set forth in our Fifth Articles of Amendment and Restatement referred to herein as the “articles” or the “articles of incorporation.”

Business and Policies

Joint Ventures and Other Co-Ownership Arrangements

This subsection, which starts on page 124 in the “Business and Policies” section of the prospectus, has been updated and modified as follows:

Lauth Group, Inc.  On June 8, 2007, we entered into a joint venture agreement with Lauth Investment Properties, LLC, referred to herein as “LIP,” an affiliate of the Lauth Group, Inc., a privately held developer and contractor, to form LIP Holdings, LLC, or “LIP Holdings,” for the purpose of funding the development and ownership of up to $1.0 billion of real estate projects in the office, distribution, retail, healthcare and mixed-use markets.

Under the joint venture agreement, we will invest, through a wholly-owned subsidiary, Inland American (LIP) Sub, LLC, up to $250 million in exchange for the Class A Participating Preferred Interests of LIP Holdings. An initial investment of $80.4 million was made at closing to recapitalize eight stabilized properties to fund certain ongoing development projects.  For purposes of the venture, the parties have agreed that the eight stabilized assets have a completed value of approximately $120 million.  The remainder of the initial proceeds will be used to fund several development projects that are in various stages of completion.  In addition, we anticipate making investments of up to $25 million per quarter between now and December 31, 2008. Our investment will entitle us to a preferred dividend, to be paid on a quarterly basis, equal to 9.5% per annum, as well as a preference in the event of any liquidation, dissolution or winding up of LIP Holdings.  LIP Holdings will have the right to redeem our Class A Participating Preferred Interests in increments of not less than $5 million, at redemption rates ranging from 109.5% during the first twelve-month period following closing to par value after five years.  In addition, we have a right to cause the redemption of our interests by LIP Holdings, at par value, beginning on the seventh anniversary of the venture.

Except for certain “major decisions” such as winding up or dissolving LIP Holdings, all decisions regarding LIP Holdings’ operations will be made by a board of managers comprised of three members designated by LIP and two members designated by us.

Under the joint venture, The Inland Group, Inc. and its affiliates will have the right to offer to provide property management and leasing services to each retail property of LIP Holdings that is located in a market where The Inland Group already has substantial property management operations or has the capability to offer these services.  However, the fees for these services may not exceed the level of fees we are permitted to pay under our charter.  Additionally, pursuant to the joint venture, we are required to offer to LIP and its affiliates the opportunity to bid on any construction, development or re-development project undertaken by us that is an office, distribution, retail, healthcare or mixed-use facility, where the construction costs are at least $10 million.

Description of Real Estate Assets

This section updates the discussion contained in the prospectus under the heading “Description of Real Estate Assets,” which begins on page 131 of the prospectus.  Note that any discussion regarding the potential acquisition of a property or portfolio of properties under the heading “Potential Acquisitions” will be superseded to the extent that the property or one or more of the properties that make up the portfolio, as the case may be, are acquired.  Such acquisitions are identified in this supplement under the heading “Acquired Properties.”

Acquired Properties

We purchased the following properties on the dates indicated below.

Northwest Marketplace.  On June 8, 2007, we purchased a fee simple interest in a retail center known as Northwest Marketplace, which contains approximately 182,864 gross leasable square feet.  The center is located at 13706 Northwest Freeway in Houston, Texas.  Northwest Marketplace was built in 2002.  As of June 1, 2007, this property was 92% occupied, with a total of approximately 168,972 square feet leased to twenty-seven tenants.  We purchased this property from an unaffiliated third party, Northwest MP, L.P., for approximately $36.3 million in cash, and may later borrow monies using the property as collateral.

Potential Acquisitions

We have identified the following properties as potential acquisitions:

Lord Salisbury Center.  We anticipate purchasing a fee simple interest in a retail center known as Lord Salisbury Center, which contains approximately 113,821 gross leasable square feet.  The center is located at 2645 North Salisbury Boulevard in Salisbury, Maryland.  Lord Salisbury Center was built in 2005.  As of June 1, 2007, this property was 94% occupied, with a total of approximately 106,721 square feet leased to eight tenants.  We anticipate purchasing this property from an unaffiliated third party, Lord Salisbury Center, LLC, for approximately $21 million in cash, and may later borrow monies using the property as collateral.

Middleburg Crossings.  We anticipate purchasing a fee simple interest in a retail center known as Middleburg Crossings containing approximately 64,232 gross leasable square feet.  The center is located at 2640 Blanding Boulevard in Middleburg, Florida.  Middleburg Crossings was built in 2000.  As of June 1, 2007, this property was 98% occupied, with a total of approximately 62,655 square feet leased to twelve tenants.  We anticipate purchasing this property from an unaffiliated third party, Leesburg Marketplace, Inc., for approximately $10.7 million in cash, and may later borrow monies using the property as collateral.

Gravois Dillon Plaza – Phase II.  We anticipate purchasing a fee simple interest in the second phase of a retail center known as Gravois Dillon Plaza - Phase II, which contains a total of approximately 11,146 gross leasable square feet.  The center is located at 5301-5315 Caroline Drive, 1-13 Dillon Plaza in High Ridge, Missouri.  Gravois Dillon Plaza - Phase II was built in various stages beginning in 2004 and ending in 2007.  As of June 1, 2007, this property was 100% occupied and leased to two tenants.  We anticipate purchasing this property from unaffiliated third parties, Gravois Dillon 2-D, L.L.C. and Gravois Dillon III, L.L.C., for approximately $2.3 million in cash, and may later borrow monies using the property as collateral.

Financing Transactions

Worldgate Plaza.  On June 8, 2007, our subsidiary, Inland American Herndon Worldgate, L.L.C., borrowed approximately $59.9 million from Bear Stearns Commercial Mortgage, Inc.  The loan is secured by a first priority mortgage on the property commonly known as Worldgate Plaza.  This loan bears an interest rate of 5.524% per annum, and requires us to make monthly interest-only payments until the loan matures.  The loan has a term of ten years and matures on July 1, 2017.

Summary of Our Organizational Documents

This section supercedes in its entirety the second paragraph of the discussion appearing under the heading “Summary of Our Organizational Documents,” which appears on page 289 of this prospectus.

We were formed on October 4, 2004. Our current articles of incorporation were amended and restated and filed with the State Department of Assessments and Taxation of Maryland on June 14, 2007. The articles, as so amended and restated, became operative on June 14, 2007. Our current bylaws were adopted by our board on June 20, 2006, and are effective as of July 1, 2006. Our articles of incorporation and bylaws will remain operative in their current form throughout our existence, unless they are amended or we are dissolved.

Plan of Distribution

The following information, which was previously inserted at the end of the “Plan of Distribution” section on page 322 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of June 14, 2007.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	423,880,855	4,238,808,550	445,074,898	3,793,733,652

Shares sold pursuant to our distribution reinvestment plan:	5,638,928	53,569,818	-	53,569,818

Shares repurchased pursuant to our share repurchase program:	(354,660)	(3,280,605)	-	(3,280,605)

	429,185,123	4,289,297,763	445,074,898	3,844,222,865

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.